Exhibit (4)(b)(v)

GE LIFE AND ANNUITY ASSURANCE COMPANY

JOINT ANNUITANT ENDORSEMENT

The Contract to which this endorsement is attached is amended by deleting The Annuitant provision and replacing it with the following:

The Annuitant

Except for non-natural Owners, you must be an Annuitant. You may name a Joint Annuitant if the Joint Annuitant is your spouse and is also named primary beneficiary. The Annuitant(s) cannot be changed without our consent. If there is a non-natural Owner, the Annuitant(s) cannot be changed and a Joint Annuitant cannot be added or removed.

For GE Life and Annuity Assurance Company,

/s/    PAMELA S. SCHUTZ

Pamela S. Schutz

        President